Back 2014-09-12, 11:38:24, EDT

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Mac Dougall.G **Issuer:** TransGlobe Ener **Security:** Common Sha

Transaction Number	2531531		
Security designation	Common Shares		
Opening balance of securities held	0		
Date of transaction	2014-09-10		
Nature of transaction	10 - Acquisition or disposition in the public market		
Number or value of securities acquired	15000		
Unit price or exercise price	6.9000	Currency	Canadian Dollar
Closing balance of securities held	15000	Insider's calculated balance	
Filing date/time	2014-09-12 11:38:18		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			